CCG Investor Relations     Retalix USA           Pay By Touch
Crocker Coulson, President Victor Hamilton, CEO  Paula Holland, Porter Novelli
(310) 231-8600             (469) 241-8400        408.369.4639
crocker.coulson@ccgir.com  infousa@retalix.com   paula.holland@porternovelli.com

FOR IMMEDIATE RELEASE

              Retalix and Pay By Touch to Deliver Biometric Payment
                       Integration For Grocery Retailers

         Alliance will allow consumers to `Pay By Touch' at supermarkets

Dallas, TX, and San Francisco, CA, September 21, 2005 - Retalix USA (NASDAQ:
RTLX) and Pay By Touch announced today that they formed an alliance which will integrate Pay By Touch's biometric authentication payment system with Retalix' point of sale solutions for grocery retailers.

Pay By Touch is the pioneer of a patented consumer biometric authentication payment system that allows shoppers to pay for purchases with a simple finger scan linked to their financial accounts. The Pay By Touch service makes the checkout process faster, more convenient and more secure than other payment methods by eliminating the need to present checks, credit, debit, membership or loyalty cards at the point of sale.

Retalix StoreLine(TM), with more than 25,000 installations around the world, is an advanced, in-store solution that addresses grocery industry requirements by offering hardware-independent world-class POS, back office and mobile functionality, ease of use, system robustness and the ability to process data in real time across multiple sales channels and formats.

The partnership between Retalix and Pay By Touch expands the biometric payment service offering into new vertical markets. Through this partnership, grocery retailers will be able to integrate the Retalix StoreLine software with the Pay By Touch consumer biometric payment service, providing shoppers the option of paying for goods with the touch of a finger.

"We're seeing an increasing demand from retailers for suppliers to provide Pay By Touch-ready products," said John Rogers, founder, chairman, and CEO of Pay By Touch. "Our partnership with Retalix demonstrates exciting momentum toward the rapid consumer adoption of biometric payments into a variety of new markets. The world is ready for pay by touch, and the time is now."

"By incorporating the Pay By Touch service with the Retalix StoreLine point of sale software, we extend our offering for our customers by giving them the tools they need to improve customer service with more convenience and lower transaction costs," said Victor Hamilton, President and CEO of Retalix USA. "Pay By Touch is an innovative business partner that aligns well with our customer service and business goals."

"In addition to improving the efficiency of the payment process, our integration with Pay By Touch provides our retailers with a faster and more conveneint method of linking to loyalty programs and validating a consumer's age for restricted products such as lottery tickets and alcohol, all of which help to reduce overall time at the checkout", Hamilton added.

About Pay By Touch Solutions

Pay By Touch is a biometric payment service free to consumers that allows shoppers to quickly and securely pay for purchases or cash checks using a finger scan linked to their personal identification information, financial accounts, and loyalty programs. The privately-held company offers retailers a complete payment solution, from front-end biometric authentication, age verification and check cashing to payment processing merchant services for ACH, debit card, and credit card transactions. Pay By Touch Solutions is the only company that has more than two-dozen U.S. issued patents covering biometric transactions. For additional information, visit www.paybytouch.com.

About Retalix

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com

Retalix and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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